EXHIBIT 5.1

TABACKS

ATTORNEYS

First Floor
21 West Street
Houghton 2198
Johannesburg
PO Box 3334
Houghton 2041
South Africa
Tel +27 11 483 1571
Fax +27 11 483 1503
Fax +27 11 483 0601
DX 375 Johannesburg
Email rs@tabacks.com
Website www.tabacks.com

Your Ref

Our Ref   **ANGL3-RS58**
Mr R. Smith/gvh

Date   **26 April 2004**

AngloGold Limited
11 Diagonal Street
Johannesburg
2001

Ladies and Gentlemen

We have acted as South African counsel to AngloGold Limited, a company organised under the laws of South Africa (the "Company"), in connection with the filing by the Company with the Securities and Exchange Commission (the "SEC") on 22 April 2004 of a Registration Statement on Form F-3 (the "Registration Statement") and Prospectus contained in the Registration Statement (the "Prospectus") covering the registration under the U.S. Securities Act of 1933, as amended (the "Act") of 3,650,000 ordinary shares of the Company.

In connection with the opinions expressed below, we have examined:

a)   a signed copy of the Company's Registration Statement and amendments relating to the offering of ordinary shares;

b)   the memorandum and articles of association of the Company; and

c)   originals, or copies certified or otherwise identified to our satisfaction, of such other documents as we have deemed necessary or appropriate as a basis for the opinion hereinafter expressed.

In such examination, we have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. Based upon the foregoing, and having regard for such legal considerations as we deem relevant, we are of the opinion that:

1.   there are sufficient ordinary share in the authorised but unissued share capital of the Company to enable it to issue the ordinary shares to which the Registration Statement relates; and

2.   the ordinary shares to which the Registration Statement relates have been duly authorised and, when issued, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus. In giving this consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations promulgated thereunder. We are lawyers admitted to practice in South Africa and we are not admitted in, do not hold ourselves out as being experts on, and do not express any opinion on the law of any jurisdiction other than the laws of South Africa.

Yours faithfully

MERVYN TABACK INCORPORATED